UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7349

Ball Corporation
(Exact name of registrant as specified in its charter)

10 Longs Peak Drive, P.O. Box 5000 Broomfield, CO 80021-2510 (303) 469-3131
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (which expired on August 4, 2006) (1)
(Title of each class of securities covered by this Form)

Common Stock, without par value Preferred Stock Purchase Rights (issued July 26, 2006) (2)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Ball Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2006	By:	/s/ Charles E. Baker
Name: Charles E. Baker Title: Authorized Signatory

_____________________

(1)

The Preferred Stock Purchase Rights referenced herein (the “1996 Rights”) expired on August 4, 2006, pursuant to the terms of the Rights Agreement, dated as of January 24, 1996, by and between the Registrant and First Chicago Trust Company of New York, as Rights Agent. The Registrant filed a Form 8-A to register the 1996 Rights on August 2, 1996.

(2)

The Preferred Stock Purchase Rights referenced herein (the “2006 Rights”), were issued pursuant to the Rights Agreement, dated as of July 26, 2006, by and between the Registrant and Computershare Investor Services, LLC, as Rights Agent. The Registrant filed a Form 8-A to register the 2006 Rights on August 3, 2006.

2